UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: May 2017

Commission File Number: 001-35378

Gazit-Globe Ltd.

(Translation of registrant’s name into English)

State of Israel

(Jurisdiction of incorporation or organization)

1 Hashalom Road

Tel-Aviv, Israel 67892

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F     ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

Equity Grant to Vice President & Controller and Senior Employees

On April 30, 2017, Gazit-Globe Ltd. (the “Company”) reported to the Tel Aviv Stock Exchange (the “TASE”) and Israeli Securities Authority (the “ISA”) that it has granted certain equity compensation to the Company’s Vice President and Controller, and to nineteen employees. The grants, which are exempt from registration under U.S., Canadian and Israeli securities laws, have been made pursuant to the Company’s 2011 Share Incentive Plan, and the securities that have been granted pursuant thereto are subject to the terms of such plan.

Under the terms of the grants, the grantees will receive, in the aggregate:

•	options (not tradeable) representing the right to acquire 366,748 ordinary shares, par value 1.0 New Israeli Shekel per share (“Ordinary Shares”) of the Company (the “Options”), constituting approximately 0.188% of the issued and outstanding share capital and voting rights of the Company (approximately 0.186% on a fully diluted basis), at an exercise price of 37.383 New Israeli Shekels (“NIS”) per Ordinary Share, subject to adjustment based on changes in the Israeli Consumer Price Index (the “CPI”) relative to the CPI on the date of the grant; and

•	60,598 Restricted Stock Units (the “RSUs”), each of which represents the right to acquire one Ordinary Share of the Company.

The Options will vest and become exercisable in equal annual installments over a three-year vesting period commencing on the grant date (March 26, 2017) and will expire upon the fourth anniversary of the grant date. In the event of early termination of the employment of any grantee for any reason, including due to his or her resignation or due to termination by the Company, the vesting of all then-unvested Options will automatically cease, and the grantee (or his or her estate) will have 90 days post-termination to exercise any vested Options, after which time all such Options will expire.

The RSUs will vest and become exercisable in equal annual installments over a three-year vesting period commencing on the grant date (March 26, 2017). Upon settlement of an RSU, a grantee will be entitled to receive one Ordinary Share, subject to payment of the par value (NIS 1) thereof. The settlement of all RSUs will generally cease upon termination of a grantee's employment.

The number of Ordinary Shares issuable upon exercise of the Options, the settlement of the RSUs, and the exercise price of the Options, will be subject to appropriate adjustment in the event of a change to the outstanding share capital of the Company, such as a stock split, reverse stock split, or recapitalization. The number and type of securities issuable upon exercise or settlement will similarly be subject to appropriate adjustment in the event of a merger, reorganization, or similar event. In the event that the Company distributes a cash dividend while any Options or RSUs are outstanding, the exercise price per share of the Options will be reduced by the amount of the cash dividend, and the holders of the RSUs will be entitled to receive the amount of the cash dividend upon settlement. In addition, a grantee of Options and/or RSUs will also be entitled to receive, upon exercise or settlement, as applicable, any additional shares distributed as a share dividend to which he or she would have been entitled had the Options been exercised or had the RSUs settled prior to the record date for such distribution.

The grantees will be entitled to a cashless exercise of the Options, pursuant to which, upon exercise, a grantee will receive that number of Ordinary Shares reflecting the aggregate value of the difference between the trading price of the Ordinary Shares on the exercise date and the exercise price of the Options, subject to payment by the grantee to the Company of the par value of each Ordinary Shares being issued to him or her upon exercise.

The grant of the Options and RSUs is subject to obtaining the approval of the TASE to list the Ordinary Shares to be issued upon exercise or settlement (as applicable) of such securities.

Forward Looking Statements

This report may contain forward-looking statements within the meaning of applicable securities laws. In the United States, these statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside of the Company’s control that could cause its future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in the Company’s public filings with the SEC and the Canadian Securities Administrators. Except as required by applicable law, the Company undertakes no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gazit-Globe Ltd.

Date: May 1, 2017	By:	/s/ Adi Jemini
	Name:	Adi Jemini
	Title:	Executive Vice President and Chief Financial Officer